EXHIBIT 99.2

The table below specifies the date, amount and weighted average price per GDS purchased by Bill & Melinda Gates Foundation Trust (the “Trust”) during the past sixty days.  The Trust undertakes to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares purchased at each separate price.  All transactions were effected in the open market on the New York Stock Exchange or through Electronic Communication Networks.

Purchase Date	Number of GDSs Purchased	Weighted Average Price Per GDS ($)	Range of Price Paid Per Day ($)
3/8/2010	500,000	19.3400	19.300 - 19.415
3/9/2010	1,128,000	19.4961	19.290 - 19.550